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                             November 1, 2021

       Gary Matthews
       Chief Executive Officer
       Seven Oaks Acquisition Corp.
       445 Park Avenue, 17th Floor
       New York, NY 10022

                                                        Re: Seven Oaks
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed October 22,
2021
                                                            File No. 333-258030

       Dear Mr. Matthews:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4 Filed October 22, 2021

       General

   1. We note the Updated Outlook provided by Boxed to Seven Oaks management. Please discuss why the Updated
Outlook did not contribute to a decreased valuation of Boxed.
                                                        Additionally, to the
extent applicable, please update your risk factors to acknowledge the factors considered in
providing the Updated Outlook (availability of cash, corporate headcount,
growth-related costs, etc.).
 Gary Matthews
FirstName
Seven OaksLastNameGary   Matthews
           Acquisition Corp.
Comapany 1,
November  NameSeven
             2021     Oaks Acquisition Corp.
November
Page 2    1, 2021 Page 2
FirstName LastName
       You may contact Abe Friedman at (202) 551-8298 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Jennifer L pez-Molina at (202) 551-3792 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      David A. Sakowitz